Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Common Shares of Telesystem International Wireless Inc. (the “Corporation”) will be held at the VIP Room, Mezzanine Level, 1000 de La Gauchetière Street West, Montréal, Québec, on Friday May 2, 2003, at 2:00 p.m. for the purposes of:

(1)	receiving the consolidated financial statements of the Corporation for the financial year ended December 31, 2002 and the Auditors’ report thereon;

(2)	electing directors;

(3)	appointing auditors and authorizing the directors to fix their remuneration;

(4)	considering and, if deemed appropriate, adopting a special resolution, the full text of which is set out in Schedule “A” to the Management Proxy Circular, to approve an amendment to the Articles of Incorporation of the Corporation to consolidate all issued and outstanding Common Shares on the basis of a ratio within the range of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares to one (1) post-consolidation Common Share for every twenty-five (25) pre-consolidation Common Shares, with the ratio to be selected and implemented by the Corporation’s Board of Directors in its sole discretion, if at all, at any time prior to April 30, 2004;

(5)	considering and, if deemed appropriate, adopting a resolution to approve an increase in the number of Common Shares issuable under the Employees Stock Option Plan, the full text of which is set out in Schedule “B” to the Management Proxy Circular;

(6)	transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2002 Annual Report of the Corporation including the consolidated financial statements and the Auditors’ report thereon, together with the Management Proxy Circular and a Form of Proxy.

DATED at Montréal, Québec, Canada, this 20th day of March 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1000 de La Gauchetière Street West, 16th floor
Montréal, Québec, Canada, H3B 4W5

IMPORTANT

Shareholders registered at the close of business on March 24, 2003 will be entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the Toronto office of Computershare Trust Company of Canada, Attn: Proxy Department 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the Management of Telesystem International Wireless Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting (the “Meeting”) of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 20, 2003.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed form of proxy (the “Form of Proxy”) are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and deleting the names printed thereon.

To be valid, proxies must be received at the Toronto office of Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 20, 2003, 467,171,850 Common Shares were outstanding, being the only class of shares entitled to be voted at the Meeting. The Common Shares of the Corporation are listed on the Toronto Stock Exchange (“TSX”) and on The Nasdaq SmallCap Market (“Nasdaq”) under the respective symbols TIW and TIWI. Each holder of Common Shares is entitled to one vote for each share registered in his or her name at the close of business on March 24, 2003, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the “Record Date”). In the event that such a shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of shareholders will be available for inspection during normal business hours at the Toronto office of Computershare Trust Company of Canada, the transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Common Shares, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of senior officers and directors of the Corporation, as of March 20, 2003, the following were the only persons or companies who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation:

		Percentage of Voting Rights attached to all
Name of Shareholder	Number of Common Shares	Common Shares

Telesystem Ltd. (1)	128,765,419	27.6%
Caisse de dépôt et placement du Québec (2)	64,800,642	13.9%
U.F. Investments (Barbados) Ltd.	77,579,054	16.6%
J.P. Morgan Partners, LLC (3)	81,814,409	17.5%
Others	114,212,326	24.4%
Total	467,171,850	100%

(1)	Includes shares held by subsidiaries of Telesystem Ltd., ultimately controlled by Charles Sirois.

(2)	Includes shares held by subsidiaries of Caisse de dépôt et placement du Québec.

(3)	Represents shares held by affiliates of J.P. Morgan Partners, LLC.

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended December 31, 2002 and the Auditors’ report thereon will be presented at the Meeting.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three and a maximum of twenty directors. At the Meeting, Management proposes to nominate eight individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholders specified, on the Form of Proxy, that the proxy holder shall abstain from voting for the election of the directors.

The following table and notes thereto set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, such individual’s respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or
Office with the	Principal Occupation	Director	Number of
Corporation	or Employment	since	Common Shares

Daniel Cyr (1) Director	Senior Vice-President and Chief Financial Officer Telesystem Ltd. (a private holding company)	May 2000	12,742

Jacques A. Drouin (2) Director	Managing Director and Canada Country Head based in London, England of Lazard Brothers & Co. Limited (an investment bank)	March 1997	77,975

Martin Fafard (1) Director	Vice-President Capital Communications CDPQ Inc. (a fund manager)	March 2002	—

Michael R. Hannon (1) Director	Partner J. P. Morgan Partners, LLC (a private equity organization)	March 2002	—	(3)

C. Kent Jespersen (1) Director	Chairman of the Board La Jolla Resources International Ltd. (an international advisory and investment company)	March 1999	9,099

Eva Lee Kwok (2) Director	Chair and Chief Executive Officer Amara International Investment Corp. (a private real estate investment company)	March 2002	—

Jonathan Charles C. Meggs (2) Director	Partner J. P. Morgan Partners Europe Ltd. (a private equity organization)	March 2002	—	(4)

Charles Sirois (2) Chairman of the Board	Chairman of the Board and Chief Executive Officer Telesystem Ltd. (a private holding company)	March 1997	128,786,239	(5)

(1)	Member of the Audit Committee.

(2)	Member of the Human Resources and Governance Committee.

(3)	Mr. Hannon is a partner of J.P. Morgan Partners, LLC which beneficially owns 81,814,409 Common Shares through certain affiliates.

(4)	Mr. Meggs is a partner of J.P. Morgan Partners Europe Ltd. which beneficially owns 81,814,409 Common Shares through certain affiliates.

(5)	Mr. Sirois holds 20,820 Common Shares and beneficially owns 128,765,419 Common Shares through Telesystem Ltd., which owns its participation in the Corporation directly and through certain subsidiaries of Telesystem Ltd.

In the past five years, each of the foregoing nominee directors had the principal occupation set out opposite their names, except that:

•	Prior to 2000, Daniel Cyr held the position of Chief Financial Officer of Telesystem Ltd.;

•	Prior to joining Lazard Brothers & Co. Limited in 2000, Jacques A. Drouin was Director and Country Head for Canada of J. Henry Schroder & Co. Limited;

•	Prior to joining Capital Communications CDPQ Inc., Martin Fafard held various positions in the investment banking division of TD Securities Inc. from 1997 to 1999;

•	In November 1997, C. Kent Jespersen was appointed President and Chief Executive Officer (elect) of NOVA Energy, which merged with TransCanada Energy Services in January 1998. From 1994 to 1998, Mr. Jespersen was President of NOVA Gas International Ltd. and Senior Vice-President of NOVA Corporation;

•	From 1992 until February 2000, Charles Sirois was Chairman and Chief Executive Officer of Teleglobe Inc.

The information as to Common Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors and Officers

For the year ended December 31, 2002, an aggregate amount of Cdn$6,618,279 million was paid to the members of the Board of Directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2002, 26,724,745 options were granted to executive officers of the Corporation and 725,289 options to directors of the Corporation under the Corporation’s Employees Stock Option Plan (the “Employees Stock Option Plan”), including the November 2001 Option Grants, as defined, but excluding the November 2002 Option Grants, as defined. See “Compensation of Directors and Executive Officers — Option and Unit Grants in Last Financial Year”. As of December 31, 2002, no amounts had been set aside for pension and retirement benefits for directors and executive officers

Compensation of Directors

Since April 1, 2002, the compensation policy for directors provides that directors who are neither employees nor consultants of the Corporation or of the four principal shareholders of the Corporation shall receive US$20,000 per year as a retainer fee and a fee of US$1,500 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of US$750 if such participation is made by telephone. Where a Board of Directors meeting and a Committee meeting are held on the same day and in the same location, a director attending both meetings shall receive a fee of US$1,500. If a second Committee meeting is held on the same day and in the same location, a director attending such meeting shall receive an additional fee of US$1,500. The Chairman of the Board of Directors shall receive a fee of Cdn$20,000 per month and the Chairman of any Committee of the Board of Directors shall receive a fee of US$3,500 per year. In addition, directors who are not employees or consultants of the Corporation or of the four principal shareholders shall receive on an annual basis an option grant having a target compensation value of US$25,000. They shall also receive a travel fee of US$1,500 if they have to travel more than three hours to attend a meeting in person.

Prior to April 1, 2002, directors who were not employees of the Corporation received a fee of $1,200 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of $800 if such participation was made by telephone. Where a Board of Directors meeting and a Committee meeting were held on the same day and in the same location, a director attending both meetings received a fee of $1,200. If a second Committee meeting was held on the same day and in the same location, a director attending such meeting received an additional fee of $1,200.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Bruno Ducharme, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2002 (collectively, the “Named Executive Officers”). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

		Annual Cash Compensation			Long-Term Compensation

				Other			Long-Term
				Annual		Restricted	Incentive
				Compen-		Shares or	Program	All Other
Name and Principal		Salary	Bonus(1)	sation	Securities Under	Share Units	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$) (2)	Options/Units (#)	(#)	(Cdn$)	(Cdn$)

Bruno Ducharme	2002	500,000	350,000	–	8,100,000 (3)/4,050,000(4)	–	–	–
President and Chief	2001	500,000	100,000	–	–	–	–	–
Executive Officer	2000	446,667	224,000	–	74,477	–	–	–

Mario Bertrand(5)	2002	279,173	134,226	305,089	2,503,687 (3)/1,250,000(4)	–	–	–
President,	2001	279,173	63,652	256,775	7,374	–	–	–
New Ventures	2000	251,212	98,123	227,068	18,750	–	–	–

René Patoine	2002	272,382	111,922	465,012	1,675,000 (3)/837,500(4)	–	–	–
President, TIW do	2001	261,909	95,335	720,976	–	–	–	–
Brazil	2000	231,325	105,901	287,901	16,833	–	–	–

James J. Jackson(6)
Chief Financial	2002	202,209	81,136	332,113	1,675,000 (3)/837,500(4)	–	–	–
Officer, ClearWave	2001	115,170	68,756	238,477	–	–	–	–
N.V.	2000	186,167	104,440	419,277	16,667(7)	–	–	–

Alexander Tolstoy
President and Chief	2002	312,736	170,629	579,037	3,900,000 (3)/1,950,000(4)	–	–	–
Executive Officer,	2001	298,555	222,125	709,913	–	–	–	–
ClearWave N.V.	2000	273,515	205,136	603,287	11,382	–	–	–

(1)	Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(2)	Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

(3)	Indicates the number of options granted under the Corporation’s Employees Stock Option Plan in 2002, excluding the November 2002 Option Grants, as defined but including the November 2001 Option Grants, as defined. See “Compensation of Directors and Executive Officers – Option and Unit Grants in Last Financial Year”.

(4)	Indicates the number of units granted under the Corporation’s Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined. See “Compensation of Directors and Executive Officers – Option and Unit Grants in Last Financial Year”.

(5)	Mr. Bertrand’s principal position with the Corporation was changed to President of Telesystem (Antilles) Corporation N.V. on January 1, 2003.

(6)	Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

(7)	These options were cancelled when Mr. Jackson left the Corporation as described in note 6.

Stock Option Plans for Directors, Senior Executives and Key Employees

On April 30, 1997, the Corporation established the Employees Stock Option Plan. All of the options granted under the Employees Stock Option Plan to acquire Common Shares may be exercised within a maximum period of five years following the date of grant. Options may be exercised as follows: (i) options granted under the plan to employees, officers and consultants are exercisable after the first anniversary of the date of grant as to one-third of the optioned shares, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third of the optioned shares and are exercisable as to 100% upon a change of control of the Corporation; (ii) options granted under the plan to directors are exercisable after the first anniversary of the date of grant as to 100% of the optioned shares. All options are granted at a price not lower than the market price of the Common Shares on the day preceding the date of grant. Any option granted pursuant to the Employees Stock Option Plan will lapse 30 days after the holder thereof ceases to be a director, officer, employee or consultant of the Corporation (or within 90 days if the holder is dismissed without cause). In the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability. If an option holder’s employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination. The maximum number of Common Shares that are currently issuable under the Employees Stock Option Plan is 45,000,000 Common Shares. The maximum number of Common Shares that may be optioned in favor of any individual is 3% of the issued and outstanding shares from time to time. At the Meeting, shareholders will be asked to approve an amendment to the Employees Stock Option Plan that would increase the maximum number of Common Shares issuable under the plan to 50,000,000. Such amendment is described in this Management Proxy Circular under “Amendment to the Employees Stock Option Plan”.

On April 30, 1997, the Corporation also established the Directors Stock Option Plan. Since March 5, 2002, directors are now eligible participants under the Employees Stock Option Plan. Therefore, it is not expected that options will continue to be granted under the Directors Stock Option Plan.

Performance Unit Plan

On November 15, 2001, the Board of Directors, on the recommendation of the HR Committee, approved a Performance Unit Plan. Under the Performance Unit Plan, units are issuable to certain holders of options granted under the Employees Stock Option Plan. Units give right, upon a change of control of the Corporation, to the payment in cash of the difference between the then market price of the Common Shares of the Corporation and the threshold price of the units. Unless a change of control occurs before such dates, units expire on the earlier of November 15, 2006 and the participant’s date of termination of employment.

On November 15, 2001, an aggregate of 15,430,000 units were issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per unit. For every two options granted to key employees under the Employees Stock Option Plan on November 15, 2001, one performance unit was granted. For each option granted in the future under the Employees Stock Option Plan to a holder of unit, one unit held by such holder will be cancelled. No additional units are expected to be granted under the Performance Unit Plan.

Option and Unit Grants in Last Financial Year

Taking into consideration options granted on November 15, 2001 subject to the approval by shareholders of certain amendments to the Employees Stock Option Plan presented at the annual shareholders’ meeting in May 2002, (the “November 2001 Option Grants”) a total of 31,770,027 options were granted to directors, officers, employees and consultants and 97,366 options were cancelled under the Employees Stock Option Plan in the last financial year. On November 12, 2002, an aggregate of 15,300,000 options were conditionally granted to directors, officers and employees under the amended Employees Stock Option Plan (the “November 2002 Option Grants”). However, since those options are conditional on the approval of the amendment to the Employees Stock Option Plan by shareholders at the Meeting, as described in this Management Proxy Circular under “Amendment to the Employees Stock Option Plan”, such options have not been included as part of the compensation of the Named Executive Officers for the financial year ended December 31, 2002.

In 2002, no units were granted under the Performance Unit Plan. However, on November 15, 2001, 15,430,000 units were granted under such plan, subject to shareholders approving the amendments to the Employees Stock Option Plan presented at their annual meeting held in May 2002 (the “November 2001 Unit Grants”).

The table below shows information regarding stock option and unit grants made to the Named Executive Officers under the Employees Stock Option Plan and the Performance Unit Plan during the financial year ended December 31, 2002, taking into consideration the November 2001 Option Grants and the November 2001 Unit Grants, but excluding the November 2002 Option Grants.

Market Value of
		Percentage of Net		Securities
		Total of		Underlying
	Securities Under	Options/Units		Options/Units
	Options (1)/Units	Granted in	Exercise Price or	on the Date of
Name of Executive	Granted	Financial Year	Threshold Price	Grant (2)
Officers	(#)	(%)	(#/Cdn$)	(#/Cdn$)	Expiration Date

Bruno Ducharme	8,100,000/4,050,000	25.6%/26.3%	4,200,000/$1.90 3,900,000/$1.25 1,350,000/$1.67 1,350,000/$2.38 1,350,000/$3.09	12,150,000/$0.62	Nov. 15, 2006

Mario Bertrand	2,503,687/1,250,000	7.9%/8.1%	3,687/$1.23 1,300,000/$1.90 1,200,000/$1.25 833,333/$1.67 833,333/$2.38 833,334/$3.09	3,687/$1.23 3,750,000/$0.62	3,687 on Mar. 6, 2008 3,750,000 on Nov. 15, 2006

René Patoine	1,675,000/837,500	5.3%/5.4%	875,000/$1.90 800,000/$1.25 279,167/$1.67 279,167/$2.38 279,166/$3.09	2,512,500/$0.62	Nov. 15, 2006

James J. Jackson	1,675,000/837,500	5.3%/5.4%	875,000/$1.90 800,000/$1.25 279,167/$1.67 279,167/$2.38 279,166/$3.09	2,512,500/$0.62	Nov. 15, 2006

Alexander Tolstoy	3,900,000/1,950,000	12.3%/12.6%	2,000,000/$1.90 1,900,000/$1.25 650,000/$1.67 650,000/$2.38 650,000/$3.09	5,850,000/$0.62	Nov. 15, 2006

(1)	Underlying securities: Common Shares.

(2)	The closing price of the Common Shares on the TSX on the last trading day preceding the grant date was, in the case of options granted on November 15, 2001, $3.44. However, given the volatility of the Common Shares during this period, the TSX consented to the grant of options at a price reflecting more adequately the market price of the Common Shares in the weeks preceding the date of the grant. Therefore, the market value of the Common Shares for the purpose of this table is determined based on their closing price on November 8, 2001.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and Unit Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options and units, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options and units, if any, held at December 31, 2002. Value realized upon exercise is the difference between the market value of the underlying Common Shares on the exercise date and the exercise or threshold price of the option or unit. The value of unexercised “in-the-money” options or units at financial year-end is the difference between its exercise or threshold price and the market value of the underlying Common Shares on December 31, 2002, which was Cdn$0.50 per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The options and units may never be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. Units are exercisable only upon a change of control of the Corporation.

Value of Unexercised
	Securities		Unexercised Options/Units at		“In-the-Money”(1) Options and
	Acquired	Aggregate	December 31, 2002		Units at December 31, 2002(2)
	on	Value
Name of Executive	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Officers	(#)	(Cdn$)	(#)	(#)	(Cdn$)	(Cdn$)

Bruno Ducharme	–	–	2,788,232/0	5,444,646/4,050,000	–	–
Mario Bertrand	–	–	860,709/0	1,688,603/1,250,000	–	–
René Patoine	–	–	584,167/0	1,126,333/837,500	–	–
James J. Jackson	–	–	558,333/0	1,116,667/837,500	–	–
Alexander Tolstoy	–	–	1,322,124/0	2,605,415/1,950,000	–	–

(1)	“In-the-money” options or units are options or units for which the market value of the underlying securities is higher than their exercise or threshold price.

(2)	The value of unexercised “in-the-money” options and units is calculated using the closing price of the Common Shares on the TSX on December 31, 2002, i.e. Cdn$0.50, less the exercise or threshold price of “in-the-money” options and units

Retention Incentive

The Named Executive Officers are covered by the Corporation’s retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between three months and 36 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentives range from 12 to 36 months.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES AND GOVERNANCE COMMITTEE

Members of the HR Committee

During the financial year ended December 31, 2002, the Human Resources and Governance Committee (the “HR Committee”) was composed of Jacques A. Drouin, as Chairman, Eva Lee Kwok and Jonathan Meggs, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.

HR Committee Mandate

The HR Committee is a committee of the Board of Directors. It is mandated to review and make recommendations to the Board of Directors in connection with the appointment and remuneration of officers of the Corporation and of its subsidiaries, including the Chief Executive Officer. In addition, the HR Committee makes recommendations to the Board of Directors with respect to the options to be granted under the Employees Stock Option Plan.

The HR Committee also reviews and approves the design and competitiveness of the Corporation’s total compensation policy, architecture and plans, including the mix between cash and incentive compensation. It is responsible for reviewing and making recommendations with respect to all human resources matters relating to the officers and employees of the Corporation.

The HR Committee held six meetings during the financial year ended December 31, 2002.

Executive Compensation Policy

A revised total compensation policy was introduced in 1999 to recognize and reward individual contributions to the short-term and long-term success of the Corporation and also ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the HR Committee.

The benefits consist of insurance coverage and flexible perquisites such as car allowance, club memberships and professional counseling. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation, which includes distinct short, medium and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the long-term incentive opportunity ranges from 50% to 70% of total compensation. Therefore, the “at risk” or incentive portion of their total compensation ranges from 63% to 80%.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Board of Directors.

For the Named Executive Officers, bonuses range from 30% to 50% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher but cannot exceed twice the target bonuses. When objectives are not met, bonuses are lower and not paid at all when they are met at less than certain specified thresholds.

For financial year 2002, the HR Committee reviewed and recommended to the Board of Directors approval of bonuses under the short-term incentive plan that were in line with the level of achievement of the strategic and operational objectives.

Long-Term Incentive Compensation

The long-term incentive compensation is made up of the Employees Stock Option Plan and the Performance Unit Plan.

Introduced in 1997, the Employees Stock Option Plan is designed to motivate directors, officers, employees and consultants, align their interests with the Corporation’s shareholders over the long-term and create an ownership mentality. It is of limited duration and is subject to the HR Committee review to ensure maintenance of its market competitiveness.

The current Employees Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Common Shares. The number of options granted to directors, officers and employees is determined so as to deliver an intended target annual compensation value, which, for officers and employees, is expressed as a multiple of their base salary. Under the current policy, the multiples range from 17.5% to 337.5% (95% to 337.5% for the Named Executive Officers) of the annual base salary.

Pursuant to the Employees Stock Option Plan, the option grants are reviewed and recommended by the HR Committee for approval by the Board of Directors. The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Common Shares are listed and with all relevant securities legislation.

Introduced in 2001 in the context of the Corporation’s equity recapitalization plan, the Performance Unit Plan was designed, as a supplement to the Employees Stock Option Plan, to provide an additional incentive to employees in various divestiture scenarios. Payout under the Performance Unit Plan will therefore only be made if the Corporation experiences a change of control.

Special Cash Incentive Compensation

On November 12, 2002, the Board of Directors, on the recommendation of the HR Committee, approved a mid-term incentive plan called the Special Cash Incentive Plan.

The Special Cash Incentive Plan rewards the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing the Corporation’s value in the medium term.

The Special Cash Incentive Plan is effective from November 12, 2002 to December 31, 2003 and only employees of the Corporation holding managerial positions are eligible to participate in the Plan.

Each of the pre-determined corporate strategic objectives has a pre-defined incentive “pool”, whose size reflects its impact on the Corporation’s value. Each participant’s share of the “pool” is also pre-defined based on his or her level and degree of influence/impact on the achievement of the said objective.

The actual cash payouts under the Plan are determined on a “pass or fail” basis and there are no grading schedules and no stretches. If the objective is achieved, the pre-defined payouts corresponding to the said objective are made. If it is not achieved, there are no payouts in respect of such objective. The achievement of the objective is determined by the acceptance of the corresponding transaction by the Board of Directors or by the completion of the corresponding transaction as per the business plan approved by the same board, as applicable.

For the Named Executive Officers, the potential cash payouts range from US$40,787 to US$607,310 depending on the objective. No payouts were made under the Special Cash Incentive Plan during the financial year ended December 31, 2002.

Compensation Plan Control and Review

The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation’s total compensation policy. The Corporation’s relative position in terms of compensation levels, including the proper balance between cash and incentive compensation, is determined, as needed, through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is “at risk” and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The HR Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Reported by the HR Committee as of March 17, 2003:

Jacques A. Drouin, Chairman
Eva Lee Kwok
Jonathan Meggs

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Common Shares, the cumulative total return of the S&P/TSX Composite Index and the cumulative total return of the Nasdaq for the period commencing January 1, 1998, and ending December 31, 2002.

The Corporation's Stock Performance

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to its directors and officers during the financial year ended December 31, 2002 and no loan was outstanding as of that date.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The payment of the annual premium, amounting to approximately US$1.1 million in 2002, is shared between the Corporation and its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$50 million for the insured period of April 1, 2002 to April 1, 2003. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young have been the Auditors of the Corporation since May 9, 1997.

Management, upon the advice of the Audit Committee, recommends that Ernst & Young be appointed as Auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2002, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions already disclosed in the Corporation’s past management proxy circulars and transactions entered into under the following agreements:

•	An agreement entered into between the Corporation and Telesystem Ltd. pursuant to which nominees for the position of President and Chief Executive Officer of the Corporation are selected by Telesystem Ltd. for recommendation to and approval by the Board of Directors of the Corporation;

•	A credit agreement between the Corporation and two of its wholly-owned subsidiaries, and a group of lenders, including Caisse de dépôt et placement du Québec and an affiliate of J.P. Morgan Partners, LLC. As of March 21, 2003, the amount available under this facility, which was fully drawn, was approximately US$12 million.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Background

The Board of Directors considers good corporate governance to be important to the effective operations of the Corporation. In 1997, the Board of Directors formed the Nominating and Corporate Governance Committee responsible for, among other things, monitoring the Corporation’s corporate governance practices in relation to the Guidelines adopted by the TSX (the “Guidelines”) and overseeing disclosure obligations related thereto.

In addition to the disclosure requirements imposed by the TSX through the Guidelines, the Corporation is also subject to the new disclosure rules adopted by the Securities and Exchange Commission in August 2002 following the enactment of the Sarbanes-Oxley Act of 2002 in the United States.

The corporate governance framework of the Corporation also features an agreement among the Corporation’s four major shareholders (the “Major Shareholders”) entered in 2002, which provides for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors and setting out certain principles of corporate governance (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Corporation agreed to reduce the size of its Board of Directors to eight members and allow Major Shareholders to present for appointment between one and two nominees on the Board of Directors, depending on their level of equity interest in the Corporation. Any candidate, other than those nominees of the Major Shareholders, is required by the Investor Rights Agreement to be independent not only of the management of the Corporation but also of the Major Shareholders. In addition, the Investor Rights Agreement requires that certain major decisions be approved by no less than two-thirds or, in certain cases, three-quarters of the votes cast by the directors present and eligible to cast votes at a duly constituted meeting of the Board of Directors. The decisions requiring the approval of two-thirds of the votes include, among other things, (i) security issuances, (ii) debt incurrence or pledging of assets, (iii) creation of subsidiaries and (iv) execution of any contract with a related party for an amount in excess of Cdn$200,000. The decisions requiring the approval of three-quarters of the votes include, among other things, (i) business plan approval or amendment, (ii) repurchase of debt, (iii) investment, acquisition, capital expenditure or development projects and (iv) termination of employment or hiring of executive officers.

Under the Investor Rights Agreement, each Major Shareholder agreed to vote in favor of the nominees put forward for election on the Board of Directors by the other Major Shareholders. The nominees of the Major Shareholders proposed for election as directors at the Meeting are: Daniel Cyr, Martin Fafard, Michael R. Hannon, Eva Lee Kwok, Jonathan Charles C. Meggs and Charles Sirois.

In 2002, following the implementation of the Corporation’s equity recapitalization plan, the functions of the Nominating and Corporate Governance Committee were divided between the Audit Committee and the Human Resources and Governance Committee.

The following disclosure sets out the Corporation’s corporate governance practices which conform with the Guidelines unless specifically noted otherwise.

Role and Responsibilities of the Board

The Board of Directors oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the Canada Business Corporations Act and in accordance with the requirements of the Canada Business Corporations Act. The Board of Directors holds regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

Before the start of every financial year, the Board of Directors receives and approves an annual budget and corporate strategic objectives submitted by the President and Chief Executive Officer.

In addition to those matters requiring the Board of Directors’ approval pursuant to law or the Corporation’s articles and by-laws, the Board of Directors decides on significant matters such as those provided for in the Investor Rights Agreement.

Composition of the Board

The Board of Directors is currently comprised of eight directors and believes that its size enables it to conduct its meetings and take decisions effectively and efficiently. All directors are “unrelated directors”, defined in the Guidelines as directors who are independent of Management and free from any interest and any business or other relationship, other than interests and relationships arising from shareholding, which would, or could reasonably, be perceived to materially interfere with the director’s ability to act in view of the Corporation’s best interest. The Corporation has no shareholder with the ability to exercise a majority of the votes for the election of the directors.

Committees

The Audit Committee reviews the Corporation’s annual and interim financial statements before they are approved by the Board of Directors, oversees Management reporting on internal audits and controls and reviews the Corporation’s accounting systems and external audit plan. Also in 2002, the Audit Committee began monitoring the Corporation’s corporate governance practices and more specifically its compliance with stock exchange and securities commissions disclosure requirements. The Audit Committee also has direct communication channels with internal and external auditors to discuss and review specific issues as required. The Audit Committee is comprised of four outside directors, all of whom are unrelated. Members of the Audit Committee are currently Daniel Cyr, Martin Fafard, Michael R. Hannon and C. Kent Jespersen (Chair). Composition of the Committee is subject to modification following the Meeting.

The principal mandate of the Human Resources and Governance Committee is described above under the heading “Report On Executive Compensation by the Human Resources and Governance Committee.” The responsibilities of the Human Resources and Governance Committee that deal with matters of corporate governance include to assist the Audit Committee in monitoring the Corporation’s approach to corporate governance, to annually recommend the members proposed for election to the Board of Directors as well as the membership and chairs of the Committees of the Board of Directors, to develop a process to periodically review the functioning of the Board of Directors and conduct a periodic review of the powers, mandates and performance of committees of the Board of Directors. The Human Resources and Governance Committee is also in charge of periodically reviewing the effectiveness of the Corporation’s policies, guidelines and manuals in relation to governance matters, other than those pertaining to disclosure requirements, which are the responsibility of the Audit Committee, and make recommendations to the Board of Directors to ensure compliance with best practices on such matters. The Human Resources and Governance Committee is composed of four outside directors, all of whom are unrelated. Members of the Human Resources and Governance Committee are currently Jacques A. Drouin (Chair), Eva Lee Kwok, Jonathan Charles C. Meggs and Charles Sirois. Composition of the Committee is subject to modification following the Meeting.

Measures for Receiving Shareholders’ Feedback and Dealing with their Concerns

In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by means of its quarterly and annual reports as well as press releases issued as appropriate from time to time. Annual meetings allow shareholders to ask questions directly to the President and Chief Executive Officer as well as to other senior executive officers.

The Board of Directors’ Expectations of Management

The Board of Directors expects Management to meet the following basic objectives: (i) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally, and on any specific matters that it considers of significant material consequence for the Corporation and its shareholders; (ii) take timely action and make all appropriate decisions required by the Corporation’s activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value; (iii) conduct a comprehensive annual budget process and monitor closely the Corporation’s financial performance in conjunction with the annual budget approved by the Board of Directors; and (iv) review on an on-going basis the Corporation’s strategies and their implementation taking into account changes to the Corporation’s business environment.

PROPOSED CONSOLIDATION OF SHARE CAPITAL

Overview At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt a special resolution approving an amendment to the Articles of Incorporation of the Corporation to consolidate all issued and outstanding Common Shares. If the special resolution is approved, the Board of Directors will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares and no larger than one (1) post-consolidation Common Share for every twenty-five (25) pre-consolidation Common Shares, and (ii) the number of pre-consolidation Common Shares in the ratio must be a whole number of Common Shares. Approval of the special resolution by shareholders would give the Board of Directors authority to implement the consolidation at any time prior to April 30, 2004. In addition, notwithstanding approval of the proposed consolidation by shareholders, the Board of Directors, in its sole discretion, may revoke the special resolution, and abandon the consolidation without further approval or action by or prior notice to shareholders.

Reasons for the Share Consolidation The Board of Directors of the Corporation believes that the proposed amendment to the Articles of Incorporation is in the best interests of the Corporation for a number of reasons. First, the continued listing requirements of The Nasdaq SmallCap Market, on which the Common Shares have been traded since May 7, 2002, impose a minimum bid price of US$1 for the Corporation’s listed securities during any consecutive 30 trading day period. Since the Corporation completed its equity recapitalization in February 2002 as a result of which its outstanding equity increased by more than 400 million shares, the Corporation’s Common Shares have been trading below the US$1 minimum threshold. Although Nasdaq recently announced a plan to extend its pilot program governing bid price rules that would, if approved by the United States Securities and Exchange Commission (SEC), give the Corporation until February 2004 to comply with the minimum bid price rule, the Corporation is currently subject to delisting if it has not demonstrated compliance with the bid price rule by May 27, 2003. The Nasdaq listing is needed to maintain an adequate public market on the Corporation’s securities since trading volume for the Common Shares has, since March 2002, progressively shifted from the TSX to Nasdaq. Delisting from Nasdaq would therefore be detrimental to a large and growing portion of the Corporation’s shareholders.

Secondly, the proposed share consolidation will rationalize the share structure of the Corporation relative to other companies of a similar size and will provide the Corporation with greater flexibility with respect to future equity financings that may be required to fund the Corporation’s operations.

In addition, the current low trading prices of the Corporation’s Common Shares may have a negative impact on the efficient trading of such shares. In particular, certain institutional investors may be prevented under their investment policies from investing in companies with a share price below a certain threshold. Also, brokerage firms often will not provide market analysis for low-priced stock on a consistent basis and will often charge a greater percentage commission on low-priced stock than that which would be charged on a transaction of a similar dollar amount but of fewer shares. These circumstances may adversely impact trading in the Corporation’s Common Shares.

The Board of Directors of the Corporation believes that shareholders’ approval of a range of potential consolidation ratios (rather than a single consolidation ratio) provides the Board of Directors with maximum flexibility to achieve the desired results of the share consolidation. If the special resolution is approved, the consolidation will be implemented, if at all, only upon a determination by the Board of Directors that the consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a consolidation, the Board of Directors will set the timing for such a consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board of Directors’ selection of the specific ratio will be based primarily on the price level of the Corporation’s Common Shares at that time and the expected stability of that price level. No further action on the part of shareholders will be required in order for the Board of Directors to implement the consolidation. If the Corporation’s Board of Directors does not implement the consolidation before April 1, 2004, the authority granted by the special resolution to implement the consolidation on these terms will lapse and be of no further force or effect. The special resolution will also authorize the Board of Directors to elect not to proceed with, and abandon, the consolidation at any time if it determines, in its sole discretion, to do so. The Board of Directors would exercise this right if it determined that the consolidation was no longer in the best interests of the Corporation and its shareholders. No further approval or action by or prior notice to shareholders will be required in order for the Board of Directors to abandon the consolidation.

Risks Associated with the Share Consolidation Shareholders should note that the effect of the share consolidation on the market price for the Corporation’s Common Shares cannot be accurately predicted. In particular, there is no assurance that prices for the Corporation’s Common Shares after the share consolidation will be equal or higher than the direct arithmetical result of the consolidation that is from five to twenty-five times the price for Common Shares immediately prior to the share consolidation, depending on the ratio selected by the Board of Directors. Furthermore, there can be no assurance that the proposed consolidation will achieve the desired results which have been discussed above, including maintaining listing of the Corporation’s securities on Nasdaq, or that the consolidation will not adversely impact the market price of the Common Shares. Also, there can be no assurance that any increase in the market price of the Common Shares resulting from the consolidation will be sustainable. In fact, if the consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the consolidation. The market price of the Common Shares will also be based on the Corporation’s performance and other factors, which are unrelated to the number of Common Shares outstanding.

Principal Effects of the Share Consolidation The principal effects of the consolidation will be that:

•	the number of Common Shares issued and outstanding will be reduced from approximately 467 million shares as of March #20, 2003 to between approximately 19 million and 93 million shares, depending on the ratio selected by the Board of Directors. The following table sets out the approximate percentage reduction in the number of outstanding Common Shares and the approximate number of Common Shares that would be outstanding as a result of a consolidation at the ratios indicated:

	Approximate Percentage	Approximate Number of
	Reduction in Number of	Outstanding Common Shares (Post-
Proposed Consolidation Ratio	Outstanding Common Shares	Consolidation)*

1-for-5	80%	93 million
1-for-10	90%	47 million
1-for-15	93%	31 million
1-for-20	95%	23 million
1-for-25	96%	19 million

*	Based on the number of Common Shares outstanding on March #20, 2003.

•	the exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation’s outstanding convertible securities, stock options and any other similar securities, will be proportionately adjusted upon the consolidation based on the consolidation ratio selected by the Board of Directors; and

•	the number of Common Shares reserved for issuance under the Employees Stock Option Plan will be reduced proportionately based on the consolidation ratio selected by Board of Directors.

In addition, the consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “board lots” of even multiples of 100 shares.

Fractional Common Shares No fractional Common Share will be issued by the Corporation pursuant to the consolidation and the value of any fractional Common Share arising from the consolidation shall be paid by the Corporation to any registered shareholder who requests it in the letter of transmittal that will be mailed to registered shareholders following the implementation, if at all, of the share consolidation. The payment of the fractional Common Share will be equal to the product obtained by multiplying the numerator of the fraction by the average closing price of the Common Shares on the TSX for the twenty trading days prior to the effective date of the consolidation. If the amount thus obtained includes a fractional cent, this fraction will not be considered and the amount of the cash payment will be rounded-up to the next cent. Registered shareholders will not be entitled to receive interest for the period of time between the effective date of the consolidation and the date payment is made for the fractional shares. To the extent permitted under applicable law, the right to receive payment of any amount in respect of a fractional share interest will expire on the sixth anniversary date of the effective date of the consolidation, and any amounts payable in respect of fractional share interests which remain unclaimed on such date will be forfeited to the Corporation.

Convertible Securities The exercise or conversion price and/or the number of Common Shares of the Corporation issuable under all outstanding convertible securities of the Corporation, including under the Series 1 Preferred Shares and the 7.00% Equity Subordinated Debentures due 2006 and under outstanding stock options and units granted under the Corporation incentive plans, will be proportionately adjusted upon the proposed consolidation in accordance with the terms of such securities, based on the consolidation ratio selected by the Corporation’s Board of Directors.

Effect on Non-registered Shareholders Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that will be put in place by the Corporation for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of fractional share interests. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Implementing the Share Consolidation If the special resolution is approved by shareholders and the Board of Directors decides to implement the consolidation, the Corporation will promptly file Articles of Amendment with the Director under the Canada Business Corporations Act in the form prescribed by that Act to amend the Corporation’s Articles of Incorporation. The consolidation will become effective on the date shown in the Certificate of Amendment issued by the Director under the Canada Business Corporations Act or such other date indicated in the Articles of Amendment provided that, in any event, such date will be prior to April 30, 2004.

Issue of New Share Certificates If the proposed consolidation is approved by shareholders and implemented by the Board of Directors, registered shareholders will be required to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Following the announcement by the Corporation of the consolidation ratio selected by the Board of Directors and the effective date of the consolidation, registered shareholders will be sent a transmittal letter from the Corporation’s transfer agent, Computershare Trust Company of Canada (the “Depositary”), as soon as practicable after the effective date of the consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation shares to the Depositary. The Depositary agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares.

Loss of Share Certificates Any registered shareholder who lost his or her share certificate(s) will be asked to execute and return to the Depositary, a “Lost Certificate Notice” that will be attached to the letter of transmittal. Once the Depositary will have established to its satisfaction the right of a shareholder, such registered shareholder will receive the share certificate(s) representing the Common Shares on a consolidated basis, to which he or she is entitled.

Trading on a Consolidated Basis The TSX has approved the consolidation subject to the Corporation complying with certain customary requirements, including filing of required documentation with the exchange following the filing of the Articles of Amendment. It is expected that the Common Shares will start trading on a consolidated basis on the TSX approximately three business days following the filing of the Articles of Amendment.

The Board of Directors has determined that the proposed amendment to the Articles of Incorporation of the Corporation is in the best interests of the Corporation and the shareholders. The Board of Directors recommends that shareholders vote ''For’’ the approval of this special resolution attached as Schedule “A” to this Circular. In order to pass the special resolution, at least two-thirds of the votes cast by holders of Common Shares, present in person or by proxy, must be voted in favour of the special resolution. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this special resolution, the persons designated in the enclosed form of proxy intend to vote ''For’’ this special resolution.

AMENDMENT TO THE EMPLOYEES STOCK OPTION PLAN

The Employees Stock Option Plan was initially established on April 30, 1997 with 1,200,000 Common Shares issuable thereunder. On November 15, 2001 and March 5, 2002, the Board of Directors approved an increase in the number of Common Shares under the Employees Stock Option Plan in the amount of 43,841,157. This increased the number of Common Shares available to be issued under the plan to 45,000,000 Common Shares, taking into account the 41,157 Common Shares that had previously being issued pursuant to the exercise of options. Since this last increase, no Common Shares were issued pursuant to the exercise of options, leaving 45,000,000 Common Shares currently available for issue under the plan. As of March #20, 2003, options to purchase an aggregate of 32,148,382 Common Shares, without taking into account the November 2002 Option Grants, were outstanding, leaving options to purchase up to 12,851,618 Common Shares available for future grants.

On November 12, 2002, the Board of Directors of the Corporation, on the recommendation of the HR Committee, authorized, subject to regulatory and shareholders’ approvals, an increase of 5,000,000 to the number of Common Shares that may be subject to options under the Corporation’s Employees Stock Option Plan. If approved by shareholders at the Meeting, this amendment would increase the number of Common Shares available to be issued under the plan to 50,000,000 Common Shares, representing, together with all other stock incentive plans of the Corporation, approximately 9.96% of the outstanding share capital, comprised of Common Shares and Series 1 Preferred Shares convertible into Common Shares of the Corporation as of March 20, 2003.

On November 12, 2002, an aggregate of 15,300,000 options were conditionally granted to directors, officers and employees under the amended Employees Stock Option Plan, subject to the approval of the increase in the number of Common Shares that may be subject to options under the Employees Stock Option Plan by shareholders at the Meeting. This conditional grant of options was approved in substitution of the grant of option that had previously been scheduled by the Board of Directors to take place in May 2003.

Taking into consideration this conditional grant, options to purchase an aggregate of 47,448,382 Common Shares are currently outstanding. Almost all of these options were granted at a significant premium over the market price of the underlying Common Shares on the day preceding their date of grant. In addition, all of these options have an exercise price above the closing price of the Common Shares on the TSX on March 12, 2003, being $0.28, as shown by the following table:

Exercise Price		% of Share	Weighted Average	Weighted Average
(Cdn$)	# Outstanding	Capital	Remaining Term (yrs)	Exercise Price (Cdn$)

0.52	456	n.a	4.690	0.52
0.68	15,300,000	3.0	4.703	0.68
0.69 to 1.25	14,918,800	3.0	3.719	1.25
1.26 to 1.90	16,835,758	3.3	3.720	1.89
1.91 to 340.00	393,368	0.1	3.619	97.35
0.52 to 340.00	47,448,382	9.4	3.718	2.76

If shareholders approve the consolidation of the Corporation’s share capital described in this Management Proxy Circular, the number of Common Shares to be issued under the Employees Stock Option Plan will be reduced from 50,000,000 to a number that is between 2,000,000 and 10,000,000 depending on the consolidation ratio approved by the Board of Directors of the Corporation. Likewise, the number of outstanding options and their exercise price will be adjusted according to the consolidation ratio approved by the Board of Directors.

This amendment to the Employees Stock Option Plan has received the necessary conditional approval of the TSX, subject to the approval of a majority of the votes exercised by shareholders of the Corporation at the Meeting. If approved by shareholders at the Meeting, the amended Employees Stock Option Plan will become effective as of November 12, 2002.

The Board of Directors recommends that the shareholders vote “For” the adoption of a resolution to approve the amendment to the Employees Stock Option Plan. A copy of the resolution is appended hereto as Schedule “B” to this Management Proxy Circular. In order to adopt the resolution, at least a majority of the votes cast by holders of Common Shares, present in person or by proxy, must be voted in favour of the resolution. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote “For” this resolution.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 1000 de La Gauchetière Street West, 16th floor, Montréal, Québec, Canada, H3B 4W5:

a)	one copy of the Form 20-F of the Corporation filed with the SEC pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities in Canada;

(b)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)	one copy of this Management Proxy Circular

The Form 20-F will be available from the date of its filing with the SEC and securities commissions or similar authorities in Canada.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL
WIRELESS INC.
1000 de La Gauchetière Street West, 16th floor
Montréal, Québec, Canada, H3B 4W5

SCHEDULE A

SPECIAL RESOLUTION OF SHAREHOLDERS

AMENDMENT OF ARTICLES OF INCORPORATION

IT IS RESOLVED as a special resolution of the Corporation that:

1.	The Corporation is hereby authorized to amend its Articles of Incorporation to provide that:

A.	The authorized capital of the Corporation is altered by consolidating all of the issued and outstanding Common Shares without par value on the basis of a consolidation ratio to be selected by the Board of Directors, in its sole discretion, provided that (i) the ratio may be no smaller than one (1) post-consolidation share for every five (5) pre-consolidation shares and no larger than one (1) post-consolidation share for every twenty-five (25) pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of Common Shares;

B.	In the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and the Corporation shall pay to the registered shareholder who requests it in the letter of transmittal a cash amount equal to the product obtained by multiplying the fraction by the average closing price of the Common Shares of the Corporation on the Toronto Stock Exchange for the twenty trading days immediately prior to the effective date of the consolidation;

C.	To the extent permitted under applicable law, the right to receive payment of any amount in respect of a fractional share interest shall expire on the sixth anniversary date of the effective date of the consolidation, and any amounts payable in respect of fractional share interests which remain unclaimed on such date shall be forfeited to the Corporation; and

D.	The effective date of such consolidation shall be the date shown in the Certificate of Amendment issued by the Director appointed under the Canada Business Corporations Act or such other date indicated in the Articles of Amendment provided that, in any event, such date shall be prior to April 30, 2004;

2.	Any officer or director of the Corporation is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of Articles of Amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.	Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time before a Certificate of Amendment is issued by the Director.

SCHEDULE B

RESOLUTION OF SHAREHOLDERS

AMENDMENT OF EMPLOYEES STOCK OPTION PLAN

IT IS RESOLVED as an ordinary resolution of the Corporation that:

1.	the Employees Stock Option Plan of the Corporation is hereby amended to increase the number of Common Shares issuable thereunder by 5,000,000 to 50,000,000 Common Shares and to adjust the text of the Employees Stock Option Plan to give effect to this increase;

2.	any officer or director of the Corporation is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this ordinary resolution.